As filed with the Securities and Exchange Commission on February 9, 2009
REGISTRATION STATEMENT NO. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	71-0675758
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)
914 N. JEFFERSON STREET, PO BOX 1237, SPRINGDALE, AR 72765
(479) 756-7400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
JOE G. BROOKS, CHIEF EXECUTIVE OFFICER
ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
914 N. JEFFERSON STREET, PO BOX 1237, SPRINGDALE, AR 72765
(479) 756-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications to:

J. Patrick Ryan	Patrice H. Kloss
Akin, Gump, Strauss, Hauer & Feld, L.L.P.	Oppenheimer Wolff & Donnelly LLP
300 Convent Street, Suite 1500	Plaza VII, Suite 3300
San Antonio, Texas 78205	45 South Seventh Street
(210) 281-7000	Minneapolis, MN 55402
(210) 224-2035 (fax)	(612) 607-7000
(612) 607-7100 (fax)
     Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class		Maximum	Maximum
of Securities to be	Amount to be	Offering Price Per	Aggregate	Amount of
Registered	Registered	Unit	Offering Price	Registration Fee
Renewable Unsecured Subordinated Notes	$50,000,000	(1)	$50,000,000	$1,965

(1)	The Renewable Unsecured Subordinated Notes will be issued in denominations selected by the purchasers in any amount equal to or exceeding $1,000.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION,
ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
$50,000,000
Six Month Renewable Unsecured Subordinated Notes
One, Two, Three, Four, Five and Ten Year Renewable Unsecured
Subordinated Notes
          We are offering an aggregate principal amount of up to $50 million of our renewable unsecured subordinated notes. We may offer the notes from time to time with maturities ranging from six months to ten years. Depending on our capital needs, however, notes with certain terms may not always be available. We will establish interest rates on the securities offered in this prospectus from time to time in prospectus supplements. Once you purchase a note, changes in interest rates will not affect the interest rate of your note up to its maturity. The notes are unsecured obligations and your right to payment is subordinated in right of payment to all of our existing or future senior, secured, unsecured and subordinate indebtedness and other of our financial obligations. Upon maturity, the notes will be automatically renewed for the same term as your maturing note at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we or you elect not to have them renewed. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be different than the interest rate on your original note.
          After giving you thirty days advance notice, we may redeem all or a portion of the notes for their original principal amount plus accrued but unpaid interest. You also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we do elect to repurchase your notes, charge you a penalty of up to six months of interest. Our obligation to repurchase notes prior to maturity for any reason in a single calendar quarter is limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter.
          The notes will be marketed and sold through Sumner Harrington Ltd., which is acting as our selling agent for the notes. The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. Sumner Harrington Ltd. does not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. Sumner Harrington Ltd. also will act as our servicing agent in connection with our ongoing administrative responsibilities for the notes. We have not requested a rating for the notes; however, third parties may independently rate them.
          THE NOTES ARE NOT CERTIFICATES OF DEPOSIT OR SIMILAR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR INSURED BY, ANY DEPOSITORY INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER GOVERNMENTAL OR PRIVATE FUND OR ENTITY.

          INVESTING IN THE NOTES INVOLVES RISKS, WHICH ARE DESCRIBED IN “RISK FACTORS” BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
          THIS PROSPECTUS MAY BE USED TO OFFER AND SELL SECURITIES ONLY IF ACCOMPANIED BY THE PROSPECTUS SUPPLEMENT THAT DESCRIBES THE INTEREST RATE AND MATURITY FOR THOSE SECURITIES.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	100.00%	100.00%
Selling agent commissions	3.00%	3.00%
Proceeds to AERT, before expenses	97.00%	97.00%
          The selling agent will not receive the entire 3.00% gross commission on notes with terms of less than two years unless the notes are successively renewed for a total term of two years or more. See “Plan of Distribution” for a description of additional compensation payable to the selling agent and its affiliates in connection with services rendered in offering and selling the notes, serving as servicing agent and providing and managing the advertising and marketing functions related to the sale of the notes. There will be no underwriting discount.
          Sumner Harrington Ltd. is not required to sell any specific number or dollar amount of notes but will use its best efforts to sell the notes offered.
          We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. Sumner Harrington Ltd. will deliver written confirmations to purchasers of the notes. U.S. Bank National Association will act as trustee for the notes.

SUMNER HARRINGTON LTD.
          The date of this Prospectus is                                         , 2009.

PROSPECTUS SUMMARY
          This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus before making a decision to invest in the notes. Trademarks used in this prospectus are the property of their respective owners.
ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
          Advanced Environmental Recycling Technologies, Inc. (AERT), founded in 1988, recycles polyethylene plastic and develops, manufactures, and markets composite building materials that are used in place of traditional wood or plastic products for exterior applications in building and remodeling homes and for certain other industrial or commercial building purposes. Our decking and trim products are sold primarily under the trade names ChoiceDek and MoistureShield and offer an attractive wood grain appearance in multiple styles and colors. Our products are made primarily from approximately equal amounts of waste wood fibers, which have been cleaned, sized and reprocessed, and recycled polyethylene plastics, which have been cleaned, processed, and reformulated utilizing our patented and proprietary technologies. Our products have been extensively tested, and are sold by leading U.S. companies such as Lowe’s Companies, Inc. (Lowe’s) and Therma-Tru Corporation. Since inception in 1988, we have sold over $620 million of products into the North American marketplace. Our products are primarily used in renovation and remodeling by consumers, homebuilders, and contractors as a low maintenance, exterior “green” building alternative for decking, railing, and trim products. The majority of our business is in decking, railing accessories, and trim products through ChoiceDek for the “home improvement warehouse” (“HIW”) market, which is sold by Lowe’s Home Improvement Warehouses. Our door component segment comprises less then 10% of our business. We also began field testing a new line of fencing in 2007 and intend to launch a new line of LifeCycle Ecotile flooring in 2009.
     The ChoiceDek product has been carried nationwide by Lowe’s Home Improvement Warehouses since 2002 and has been distributed by Weyerhaeuser Company (Weyerhaeuser). In October 2008, we signed a supply agreement with Lowe’s for distribution of ChoiceDek® brand decking materials and other products and accessories by direct sales to Lowe’s. However, we will only begin selling pursuant to the new Lowe’s agreement upon termination of the Weyerhaeuser agreement and sales arrangement, which termination is contingent upon our purchasing all existing saleable ChoiceDek inventory from Weyerhaeuser and establishing an adequate line of credit to finance Lowe’s inventory requirements. We agreed during the term of the new Lowe’s agreement to distribute and sell ChoiceDek® brand decking and other ChoiceDek products (and other products having the same or substantially the same formulation and design) only to Lowe’s in the HIW market; however, this exclusive sale commitment excludes and does not restrict sales of our MoistureShield® decking materials and other non-ChoiceDek® products. Lowe’s reserves the right to manufacture, distribute and sell products of the same type or class as the ChoiceDek products and the parties may consult and agree from time to time to add or delete products to be subject to such exclusivity provisions. We agreed to provide customary support services in connection with the arrangement and to treat Lowe’s as a “most favored customer” as it relates to the ChoiceDek exclusive products. The new Lowe’s agreement does not provide for minimum product purchase commitments. The initial term of the agreement is two years from January 1, 2009 with automatic one year renewals unless either party elects in advance not to renew, although the agreement may be terminated earlier by either party in the event of a default by the other party. In addition, if during the term of the new Lowe’s agreement we propose to sell or transfer any material portion of the AERT business that provides Lowe’s the ChoiceDek products, Lowe’s is entitled to a 60-day right of first refusal to acquire such business. Lowe’s may terminate the Lowe’s agreement if it does not exercise such right of first refusal.
          In 2006, we launched our MoistureShield decking line into the non-HIW market targeted towards professional contractors and large deck builders. In 2007, we expanded MoistureShield distribution via a growing network of regional distributors. In the fall of 2007, we retained a national advertising and marketing agency to help us diversify our customer base and expand sales and distribution and to initiate a nationwide “green” building brand awareness campaign for our MoistureShield product line. It is our plan to seek additional sales for our decking products through a combination of increased and expanded distribution throughout North America, conversion of builders and contractors from other products, and international sales via export. In 2007, we commenced exporting to a new distributor in the Peoples Republic of China and received the Award for Innovation at the Beijing Builder’s Show in China. We have also recently shipped a limited amount of product to other countries, and are seeking to increase our international shipments in 2009. Additionally, we plan to increase our “green” building and sustainability marketing focus in 2009.
          We recently entered into a financing agreement with an investment banking firm, Greenstone Holdings, for the establishment of a technology transfer and licensing entity, AERT Asia Ltd., to be based in Hong Kong. Greenstone is an affiliate of our director, Peter Lau. AERT Asia will be owned 80% by AERT and 20% by other investors, and will license AERT technologies and manufacturing rights for royalties, as well as establish joint ventures for plastic recycling and reformulation and wood plastic composite manufacturing in China and throughout Asia and Eastern Europe. AERT Asia has entered into a non-binding letter of intent with a mainland China manufacturing group for the establishment of a joint venture wood-plastic composite manufacturer that will produce high quality composite materials for distribution and sales in China, Asia and Eastern European markets. AERT will provide technology, technical and manufacturing support along with licensing under its International Code Council certification for products, and Greenstone will arrange financing and obtain all necessary permits and requirements from Chinese authorities. Formal documentation is pending, and it is anticipated that limited manufacturing of initial products in the Chinese market will begin in 2009.
          We currently have 12 patents and six patents pending in the U.S. Our patents cover plastic recycling processes, methods, and apparatus or specially designed equipment as well as the composite product that we manufacture. The composite product patent was issued in 1998 and expires in 2015. This patent covers the unique properties, formulation and processing parameters of our encapsulated wood/polyethylene plastic composite building material.
          We have five patents expiring in 2010 related to early stage plastic recycling processes and initial apparatus or equipment. We believe the plastic waste stream has diversified and has become more complex and difficult since that time. We have subsequently updated and continued to refine our recycling processes, procedures, and technologies since that time, many of which improvements are covered in later issued patents or pending patent applications. We have taken additional measures to protect our intellectual property, including the restriction of access to our facilities, hiring of licensed security personnel, maintaining a policy of non-disclosure among our associates, and limiting and restricting access to our laboratories and technical areas.
          We currently operate a composite extrusion facility in Springdale, Arkansas, and a plastic recycling, warehouse and reload complex in Lowell, Arkansas. We also own a second composite extrusion facility in Springdale that has been temporarily idled during the current recession and downturn in building activity until demand for our products increases. We have downsized operations, subleased facilities, idled excess manufacturing capacity, and reduced headcount as a result of the economic downturn in the U.S., including shutting down a composite extrusion facility in Junction, Texas. In the fourth quarter of 2008, we recorded an impairment charge for our fixed assets at our Junction facility of approximately $3.4 million. In September 2008, we began construction of an additional plastics recycling facility in Watts, Oklahoma. This facility is projected to come online in the second quarter of 2009, and is intended to recycle lower grades of polyethylene plastic scrap that are currently not being recycled in order to reduce our costs of recycled plastics and value added compounds and to also allow for potential sales of recycled plastics to third parties.
          On January 9, 2009, we received Federal court approval of a class action settlement that provides a framework to resolve claims arising from allegations of excessive surface staining from mold and mildew on our ChoiceDek decks (see “Risk Factors Related to Operating Our Business-We have Recently been Sued by Plaintiffs Alleging Defects in Our Decking Products”).
          Our corporate offices are located at 914 N. Jefferson St., Springdale, Arkansas, 72765, our telephone number is 479-756-7400, and our internet address is www.aert.com.

THE OFFERING

Issuer	Advanced Environmental Recycling Technologies, Inc.

Trustee	U.S. Bank National Association

Selling and Servicing Agent	Sumner Harrington Ltd.

Securities Offered	Renewable Unsecured Subordinated Notes.

The notes represent our unsecured promise to repay principal at maturity and to pay interest during the term or at maturity. By purchasing a note, you are lending money to us.

Method of Purchase	Prior to your purchase of notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the notes and certain other information regarding your ownership of the notes. The form of subscription agreement is filed as an exhibit to the registration statement of which this prospectus is a part. As our servicing agent, Sumner Harrington Ltd. will mail you written confirmation once your subscription has been accepted.

Denomination	You can choose the denomination of the notes you purchase in any principal amount of $1,000 or more, including odd amounts.

Offering Price	100% of the principal amount per note.

Rescission Right	You can rescind your investment within five business days of the postmark date of your purchase confirmation without incurring an early redemption penalty. In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, you will be able to rescind your investment subject to the conditions set forth in this prospectus. See “Description of the Notes — Rescission Right” for additional information.

Maturity	You can generally choose maturities for your notes of 6 months or 1, 2, 3, 4, 5 or 10 years; however, depending on our capital requirements, we may not sell notes of all maturities at all times.

Interest Rate	The interest rate of the notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering in our latest interest rate supplement to this prospectus, and will remain fixed throughout each term. We may offer higher rates of interest to investors with larger aggregate note portfolios, as set forth in the then current interest rate supplement.

Interest Payment Dates	You can choose to receive interest payments monthly, quarterly, semiannually, annually or at maturity. If you choose to receive interest payments monthly, you can choose the day on which you will be paid. You may change the interest payment schedule or interest payment date once during the term of your note.

Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding notes upon maturity.

Payment Method	Principal and interest payments will be made by direct deposit to the account you designate in your subscription documents.

Renewal or Redemption at Maturity	Upon maturity, the notes will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate note portfolios for notes of the same maturity, unless we notify you prior to the maturity date that we intend to repay the notes. You may also notify us within 15 days after the maturity date that you want your notes repaid. This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective.

If similar notes are not being offered at the time of renewal, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of your existing notes if no such rate is specified. The interest rate being offered upon renewal may, however, be different than the interest rate on your original note. See “Description of the Notes — Renewal or Redemption on Maturity.”

Optional Redemption or Repurchase	After giving you 30 days prior notice, we may redeem the notes at a price equal to their original principal amount plus accrued but unpaid interest.

You may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we elect to repurchase your notes, charge you a penalty of up to six months of interest. The total principal amount of notes that we will be required to repurchase prior to maturity, for any reason in any calendar quarter, will be limited to the greater of $1 million or 2% of the total principal amount of all notes outstanding at the end of the previous quarter.

See “Description of Notes — Redemption or Repurchase Prior To Stated Maturity.”

Consolidation, Merger or Sale	Upon any consolidation, merger or sale of our company, we will either redeem all of the notes or our successor will be required to assume our obligations to pay principal and interest on the notes pursuant to the indenture. For a description of these provisions see “Description of the Notes - Consolidation, Merger or Sale.”

Ranking; No Security	The notes:
o	are unsecured;

o	rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities;

o	rank junior to our existing and future secured debt;

o	rank junior to our existing and future subordinated debt, except for offerings of additional renewable unsecured subordinated notes which will rank equally with the notes;

o	rank junior to our existing and future unsecured debt, except for offerings of additional renewable unsecured subordinated notes which will rank equally with the notes; and

o	rank junior to other of our financial obligations, including contingent or deferred payment obligations that may in the future be incurred in connection with acquisitions.

As of September 30, 2008, we had approximately $44.6 million of outstanding debt senior to the notes, including approximately $11.2 million of debt outstanding under our $11.4 million revolving credit facility. We intend to retire a portion of this debt with proceeds from the notes. See “Use of Proceeds.”

Restrictive Covenants	The indenture governing the notes contains only limited restrictive covenants. These covenants:
o	require us to maintain a positive net worth; and

o	prohibit us from paying cash dividends on our capital stock if there is an event of default with respect to the notes or if payment of the dividend would result in an event of default.

The covenants set forth in the indenture are more fully described under “Description of Notes — Restrictive Covenants.”

Use of Proceeds	If all the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $46 million of net proceeds from this offering after deducting the selling agent’s commissions. The exact amount of net proceeds may vary considerably depending on how long the notes are offered and other factors. We intend to use the net proceeds to repay $20 million in principal under our existing debt, plus accrued interest, to expand our business, build inventory and increase distribution and sales of our green building products, and for other general corporate purposes, including potential acquisitions. See “Use of Proceeds.”

Absence of Public Market and	There is no existing market for the notes.
Restrictions on Transfers
Sumner Harrington Ltd. has advised us that it does not intend to make a market in the notes after the completion of this offering in the U.S. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system at this time.

You will be able to transfer or pledge the notes only with our prior written consent. See “Description of the Notes — Transfers.”

Book Entry	The notes will be issued in book entry or uncertificated form only. Except under limited circumstances, the notes will not be evidenced by certificated securities or negotiable instruments. See “Description of the Notes — Book Entry Registration and Transfers.”

RISK FACTORS
          This prospectus, including the documents incorporated herein by reference, contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words “expect,” “believe,” “anticipate,” “estimate,” “plan,” “intend” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and other statements contained elsewhere in this prospectus.
          These forward-looking statements reflect management’s current view of our company concerning future events and are subject to risks and uncertainties. Should any of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, estimated or expected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.
          The risks described below set forth the material risks associated with the purchase of notes and our company, as well as factors that may influence the outcome of any forward-looking statement. Before you invest in the notes, you should carefully consider these risk factors, as well as the other information contained in this prospectus and in the documents incorporated by reference into this prospectus.
Risk Factors Related to Operating Our Business
We Are Operating Under a Very Short Term Extension of Our $11.4 Million Bank Loan and Are Not in Compliance with its Financial Covenants; the Bank Could Demand Repayment of Such Loan and Foreclose Upon Certain of Our Assets or Force Us into a Bankruptcy Proceeding Before We Can Refinance Such Indebtedness.
          Effective September 15, 2008, we renewed our $11.4 million bank line of credit through December 15, 2008, and subsequently received an extension of the due date from the bank to February 15, 2009. The line is secured by inventory, accounts receivable, chattel paper, general intangibles and other current assets, as well as by fixtures and equipment, and is provided by Liberty Bank of Arkansas. The full amount of the line is guaranteed as to payment by our largest stockholder, Marjorie Brooks, and by Joe Brooks and Steve Brooks, two of our executive officers. The credit facility includes a debt service coverage ratio, current ratio, and accounts payable and accounts receivable aging covenants substantially similar to those under our 2007 and 2008 bond agreements, and customary restrictions on dividends and the incurrence of additional debt or liens, among other matters. We were not in compliance with certain of those covenants as of September 30, 2008, and have not received a waiver of those covenants as of February 9, 2009. We are currently working to replace our existing line of credit with a $20 million bridge loan while we seek a larger line of credit or credit facility that will also allow us to finance a “vendor managed inventory” (VMI) program for ChoiceDek with Lowes for 2009 and 2010. There can be no assurance that we will be successful in obtaining such a bridge loan or a larger working capital line of credit or that it can be obtained on terms favorable to us.
          As a result, although we are attempting to obtain funding to repay this loan and are keeping the bank lender apprised of our efforts to do so and are attempting to obtain further extensions and waivers until such refinancing can be successfully completed, this bank loan could immediately become due and payable at any time and the bank lender could foreclose on the property used to secure the debt above at any time, which could force us into a bankruptcy proceeding before we can refinance this indebtedness.
We Are Highly Leveraged and if We Are Unable to Comply With Certain Debt Covenants, Our Financial Position and Operations Could be Adversely Affected.
          Our $24.1 million outstanding bond agreements, including our 2008 bonds and our $13.5 million of new bond indebtedness incurred in December 2007 for the development of a new facility in Oklahoma, contain certain financial covenants. The 2007 and 2008 bonds included the following covenants at September 30, 2008: (1) a current ratio of not less than 1.00 to 1.00, (2) that not more than 20% of accounts payable be in excess of 75 days past the invoice date, (3) that not more than 20% of accounts receivable be in excess of 90 days past the invoice or billing date (unless contested in good faith or written off), (4) a requirement that we maintain a long-term debt service coverage ratio for the preceding four quarters of at least 1.50 to 1.00 (changing to 2 to 1 beginning with the quarter ended March 31, 2009, and (5) a debt-to-equity ratio of not more than 3.00 to 1.00 as of any year-end. We were not in compliance with the accounts payable, current ratio and debt service coverage ratio covenants at September 30, 2008; however, the debt service coverage covenant was waived by the bondholder through January 1, 2009, and the accounts payable and current ratio covenants were waived by the bondholder through January 1, 2010.
          Effective September 15, 2008, we renewed our $11.4 million bank line of credit through December 15, 2008, and subsequently received an extension of the due date from the bank to February 15, 2009. The revolving credit facility includes covenants substantially similar to those under our bond agreements and customary restrictions on dividends and the incurrence of additional debt or liens, among other matters. We were not in compliance with certain of those covenants as of September 30, 2008, as discussed above, and had not received a waiver of those covenants as of February 9, 2009. We are currently working to replace our existing line of credit with a $20 million bridge loan while we seek a larger line of credit or credit facility that will also allow us to finance a “vendor managed inventory” (VMI) program for ChoiceDek with Lowes for 2009 and 2010. We are currently relying on Weyerhaeuser to carry an adequate level of ChoiceDek inventory to support our sales to Lowe’s and will continue to do so until a replacement line of credit is in place. We have recently finalized a formal two-year agreement to supply decking and related materials to Lowe’s on a direct basis, with annual renewals thereafter, intended to eliminate Weyerhaeuser’s role as the middleman and logistics provider later in 2009. This will require substantially more working capital and a larger line of credit when the inventory build-up for this new supply program begins. The additional financing need is expected to total approximately $50 million and, in addition to subordinated debt such as is expected to be provided through this offering, is expected to require a secured line of credit to fund our anticipated needs for the next year. There can be no assurance that we will be successful in obtaining a larger working capital line of credit or that it can be obtained on terms favorable to us.
          There is no assurance that we will be able to comply with our debt covenants in the near future, or that the bondholder or bank lender will continue to waive or modify the covenants in the future. If we are unable to comply with any of the covenants or obtain a waiver or modification of the covenants in the future, except the debt service coverage covenant, then the bond debt, in the amount of $24.1 million at September 30, 2008, could immediately become due and payable and the bondholder could foreclose on the property used to secure the debt, which consists of substantially all of our material operating assets, and the bondholder could claim our revenues pledged as part of the bond agreement. If we are unable to comply with the debt service covenant under the bonds, then we could be required to retain a consultant to make recommendations to increase the debt service coverage ratio to required levels, and to follow those recommendations. We believe it is likely that we will require further waivers of the debt service coverage covenant.
We Have Recently Been Sued by Plaintiffs Alleging Defects in Our Decking Products
          On February 26, 2008, plaintiffs filed a purported class action lawsuit seeking to recover on behalf of the purchasers of ChoiceDek composite decking for damages allegedly caused by mold and mildew stains on their decks (Pelletz v. Weyerhaeuser Company, Advanced Environmental Recycling Technologies, Inc. and Lowe’s Companies, Inc. pending in U.S. District Court, Western District of Washington (Seattle Division)). The plaintiffs originally sued AERT, Weyerhaeuser Company, and Lowe’s Companies, Inc., asserting causes of action for alleged violations of the Washington Consumer Protection Act and other state consumer protection acts, breach of implied warranty of merchantability, breach of express warranty, and violations of the Magnuson-Moss Warranty Act.
          On March 10, 2008, unrelated plaintiffs filed a similar purported class action lawsuit seeking to recover on behalf of the purchasers of ChoiceDek composite decking for damages allegedly caused by mold and mildew stains on their decks. (Joseph Jamruk et al v. Advanced Environmental Recycling Technologies, Inc. and Weyerhaeuser Company in U.S. District Court, Western District of Washington (Seattle Division)) The plaintiffs sued AERT and Weyerhaeuser Company, asserting causes of action for actionable misrepresentation, alleged violations of the Washington Consumer Protection Act, unjust enrichment, and breach of express warranty. On May 19, 2008, the plaintiffs in both cases filed a consolidated complaint against AERT and Weyerhaeuser Company.
          On August 21, 2008, the parties filed with the court a class action settlement agreement for preliminary approval. The settlement includes decking material purchased from January 1, 2004 through December 31, 2007, along with decking material purchased after December 31, 2007 which was manufactured before October 1, 2006 before a mold inhibitor was included in the manufacturing process. The court approved the class action settlement on January 9, 2009.

          As part of the settlement, the defendants have agreed not to use the terms “minimum maintenance,” “low maintenance,” “easy to maintain,” or “virtually maintenance free” in ChoiceDek marketing materials. AERT will also provide additional cleaning instructions on the ChoiceDek website to assist customers with cleaning their decks. AERT will provide national notice of the settlement to putative class members and establish a call center to answer customer questions regarding ChoiceDek. AERT will also self-administer a claim resolution process whereby eligible deck owners may file a claim for significant mold spotting within six months of when the settlement becomes final and unappealable. If eligible, deck owners who timely file a claim for significant mold spotting may receive relief such as deck cleanings and applications of a mold inhibitor, gift cards for use at Lowe’s, replacement materials, and/or refunds under certain criteria. An arbitration provision is included in the settlement agreement, which provides for disputes arising from the claim resolution process.
          AERT has recorded expenses of $5.6 million associated with the settlement of the class action lawsuit. The estimate includes $2.9 million for the claims resolution process, $0.2 million to be paid to the Company’s attorneys, $0.8 million for costs to provide notice to the class, and $1.8 million for plaintiffs’ attorney fees to be paid over 2008 and 2009. The claim resolution process will have an annual cost limitation to AERT of $2.8 million in 2009, $2.8 million in 2010, and if necessary, $2.0 million per year thereafter until the claim resolution process is completed.
We May Have Insufficient Working Capital to Achieve Our Growth Objectives.
          While at December 31, 2007, we had a working capital surplus of $2.2 million, we had a deficit of $10.0 million at September 30, 2008. The current working capital deficit was the result of losses from operations, defense and settlement of a recent class action lawsuit, our decision to finance capital projects with cash generated from operations, and our need to fund rapid growth in sales. Our 2007 year end positive working capital was attributable to new preferred equity and bond financings we completed in the fourth quarter of 2007, aggregating $23.5 million. There is no assurance that we will be able to regain a working capital surplus.
The Demand For Our Products is Influenced by General Economic Conditions and May be Adversely Affected by General Economic Downturns or Declines in Construction Activity
          Our products are sold in the home improvement, remodeling, and new home construction markets. These markets are subject to significant fluctuations in activity and periodic downturns caused by general economic conditions, as has been the case since mid-2006, which contributed substantially to the decline in our revenues from $98 million in 2006 to $82 million in 2007 and to the resulting net losses we experienced in 2007. Slowdowns in the economy or construction activity may result in a reduction of the demand for our products and adversely affect our profitability. High heating oil prices have also increased the demand for and prices of waste wood fiber which is increasingly being used as fuel pellets. This may substantially reduce funds available for home improvement or remodeling while also further increasing our costs of acquiring waste wood fiber. A worsening of the current economic climate, including escalation of oil and petrochemical prices, further deterioration of the credit markets and/or consumer confidence, will negatively impact our sales and profitability.
The Loss of One Or More of Our Key Customers Could Cause a Substantial Reduction in Our Revenues and Profits.
          We could be materially adversely affected if we were to lose one or more of our large existing customers. Our principal customer for our decking material is Lowe’s, which we have supplied through our distributor, Weyerhaeuser. Sales to Weyerhaeuser accounted for 75% and 81% of our sales in 2007 and

2006, respectively, and accounted for 77% of our sales for the nine months ended September 30, 2008. We recently finalized terms to acquire the ChoiceDek brand from Weyerhaeuser, and we entered into a two-year agreement beginning in 2009, with an option exercisable by Lowe’s for two more years, to sell ChoiceDek and accessories direct to Lowe’s. ChoiceDek is currently sold in over 1,570 Lowe’s stores in North America. A few large door and window construction companies have historically purchased substantially all of our industrial component products. A loss of any one of our large customers would adversely affect our sales and profitability.
We May be Unable to Secure an Adequate Quantity of Quality Raw Materials at Economical Prices.
          Our products are constructed primarily from waste wood fiber and scrap polyethylene. The markets for such materials are dynamic. The global demand for these materials has increased significantly and we expect demand to continue to increase. The largest component of our raw material costs is scrap polyethylene. The price that we must pay for these materials is related to the market prices of natural gas and petroleum, which have been rising and volatile in recent years. Our future profitability is contingent on our ability to successfully recycle polyethylene plastic and being able to manage raw material costs under these circumstances and to successfully and timely open and operate the Watts, Oklahoma project, which will utilize lower cost grades of plastic scrap and hedge against further price increases.
Weather
          Sales of decking and accessories are subject to weather and seasonality trends associated with outdoor construction. Our current product mix is sold year-round, but experiences significantly higher retail sales during the second and third quarters, which run from April through September. Thus, adverse or bad weather, to which we are more susceptible during the first or fourth quarters, could result in a negative impact on sales.
Fire Disruptions May Adversely Affect Our Ability to Operate Our Business.
          Our raw materials and manufacturing processes involve a greater than average risk of fire loss or disruption. Throughout our history, we have experienced several fires, some of which severely disrupted our manufacturing operations. There was an accidental fire at our Junction, Texas facility in March 2003, which caused substantial damage and temporarily shut down plant operations, and there was a silo fire at our Springdale South facility in Arkansas on May 21, 2008 that temporarily required a shutdown of an extrusion line at that facility. Although we have increased security and increased fire protection equipment at our facilities, another major fire could occur and materially adversely affect our operations.
Our Strategy of Using Recycled Plastic and Waste Wood to Create a Competitive Cost Advantage Involves Significant Risks, the Occurrence of Which May Materially Adversely Affect Our Profitability.
          Our business strategy is to provide an environmentally friendly product at a competitive price. To achieve our business objectives we must recycle plastic and process waste wood on a cost-effective basis and efficiently convert these materials into high-quality finished goods. This strategy involves significant risks, including the risks that:
•	Our profitability may be materially diminished. The intrinsic variability of our raw material sources can result in considerable reduction in our operating rates and yields, which may more than offset any savings we realize from the purchase price of the materials.

•	We may not produce a sustainable return on investment. Because our production model requires backward integration in plastic recycling operations, as well as customized solutions for material preparation, compounding and extrusion, our model is significantly more capital intensive on a per-

unit-basis than the models of our typical competitors. Our plants must convert our raw materials at high rates and net yields to generate the profit margins and cash flows necessary to sustain our business.

•	We may be limited in the markets in which we can effectively compete. Successfully expanding our business beyond decking, trim, and fencing pickets would require applying our formulation and process technology to increasingly more challenging applications, such as high-end railing systems. The greater complexity and tighter design tolerances of such profiles require a level of process control that is more stringent than the level involved in deck board production. Our raw materials and process technology may not permit us to develop new applications on a cost-effective basis.
Environmental Regulation Exposes Us to Potential Liability for Response Costs and Damages to Natural Resources.
          We are subject to federal, state, and local environmental laws and regulations. The environmental laws and regulations applicable to our operations establish air quality standards for emissions from our manufacturing operations, govern the disposal of solid waste, and regulate wastewater and storm water discharge. As is the case with manufacturers in general, we may be held liable for response costs and damages to natural resources if a release or threat of release of hazardous materials occurs on or from our properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any properties we own or operate.
We have Identified Certain Weaknesses in Our Internal Controls.
          Our management identified three material weaknesses in our internal control over financial reporting as of December 31, 2007, two of which were also cited as weaknesses in our internal controls as of December 31, 2006. Management concluded that we did not have an adequate process in place to assess potential impairment of fixed assets, that our inventory costing system was not adequately documented nor were there adequate procedures for an independent review of the costing analysis to ensure completeness and accuracy of the calculated costs, all of which were rated as weaknesses last year and which we have been in the process of remediating. Additionally, at the entity level, we had not properly allocated resources to ensure that necessary internal controls were implemented and followed throughout AERT. We have recently hired a new CFO with public company experience and upgraded our accounting department. We are in the process of remediating the weaknesses in our internal controls; however, there can be no assurance at this time that our remediation plans and the actions we take will effectively remediate the material weaknesses.
We Must Maintain Product Quality and Innovation at Competitive Costs
          Our ability to grow and continue to gain market share is dependent on our ability to maintain the quality and performance of our products at reasonable costs. We have invested heavily in technology and infrastructure since inception to process and reformulate recycled materials in to high quality building products. However, if we should experience any problems or negative perceptions with product quality, it could have a negative impact on net sales. We were recently sued in federal district court in Washington in regard to an alleged surface cleaning defect with one of our product lines.
          With ever increasing competition and with an increasing number of new products entering the marketplace, we must maintain the quality and performance of our products while constantly addressing the needs of our customers in the marketplace. This involves offering a broader selection of high quality products on a routine basis, while being able to maintain acceptable manufacturing rates and yields at competitive costs. If we cannot maintain acceptable manufacturing rates and yields in producing new products in a timely manner, our costs may be higher. This could impede our introduction of new products and negatively affect our profitability.

We Will Likely Need to Raise Additional Capital in the Future. If We Need Additional Funding, But Fail to Obtain it, We May Not Be Able to Adequately Develop and Commercialize Our Products or Improve or Expand Our Operations.
          We may need to raise additional outside financial resources in the future to effectively compete in the composite building materials marketplace, finance increased inventories, execute our current and future business plans and/or further develop and commercialize our current and future product offerings. Inability to raise sufficient outside capital would likely materially adversely impact our business, operations and profitability.
Our Failure to Maintain Nasdaq Listing Requirements Could Cause Our Common Stock to be Delisted.
          Since December 21, 2007, we have failed to satisfy the Nasdaq minimum closing bid price of $1.00 per share and could be subject to Nasdaq delisting procedures if such noncompliance is not rectified on or before June 21, 2009. If the stock price does not increase to $1.00 or more for at least 10 consecutive trading days to re-establish compliance with Nasdaq’s listing requirement prior to that date, we intend to effectuate a reverse stock split. On July 24, 2008, our stockholders approved a potential reverse stock split to be effectuated by December 15, 2008 at a ratio to be determined by the board of directors between one-to-two and one-to-five; however, we will need to seek shareholder approval again as the deadline for the reverse split has passed and we will likely need to change the ratio of the reverse split given the decrease in our stock price since the original range of ratios was approved.
          The loss of our Nasdaq listing would likely reduce trading activity in our common stock and make it more difficult for stockholders to sell their shares, and the threat of such a result could have a negative or dampening effect on our trading activity until such matter is resolved. Any decreased trading activity and added difficulty in trading our stock could have a negative impact on our stock price. Failure to maintain our Nasdaq listing, or to then be listed on the OTC Bulletin Board, would also result in the Series D preferred stockholders having an option to require us to redeem all of the outstanding Series D preferred stock at a price equal to 120% of its stated value plus accrued dividends. The redemption amount is payable at our option in either Class A common stock (valued at the lower of the then applicable conversion price or an average price based upon the 30 trading days preceding the redemption) or cash.
We Are Subject to Many Restrictions in Our Credit Facility and Bond Documents.
          The terms of our credit facility and bond documents impose significant operating and financial restrictions on us and require us to meet certain financial tests. Such terms and restrictions may be amended or supplemented from time to time without requiring any notice to or consent of the holders of the notes or the trustee. These restrictions may have an adverse impact on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:
o	incurring or guaranteeing additional indebtedness, including in connection with future acquisitions;

o	making capital expenditures in excess of agreed upon amounts;

o	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

o	making investments;

o	creating or permitting liens on our assets or the assets of our subsidiaries;

o	issuing or selling capital stock;

o	transferring or selling our assets;

o	engaging in mergers or consolidations;

o	permitting a change of control of our company;

o	liquidating, winding up or dissolving our company;

o	changing our name or the nature of our business; and

o	engaging in transactions with our affiliates outside the normal course of business.
          These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. In addition, the failure to comply with any of the covenants of our credit facility or the indenture or to maintain certain indebtedness ratios would cause a default under our credit facility and may cause a default under the indenture or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of our credit facility, the indenture or any other debt agreement, will likely cause a default under the indenture and other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See “Description of the Notes — Restrictive Covenants.”
Management May be in a Position to Control the Company.
          Directors and officers of AERT currently own approximately 33% of the outstanding Class A common stock and stock representing approximately 37% of the combined voting power of the Class A and Class B common stock. The ownership and voting percentages include stock owned by the Brooks family representing approximately 29% of the Class A common stock and 33% of the combined voting power.
Our Patents and Proprietary Rights May Not Adequately Protect Our Technologies or Products.
          Our commercial success will depend, in part, on our ability to obtain patents and maintain adequate protection for our technologies and products. Although we believe we have patent protection on the most important aspects of our current composite product until 2015, we have five patents expiring in 2010 and could lose patent protection as to certain elements of our production process as a result. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by valid and enforceable patents or are effectively maintained as unpatented proprietary technology. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted.
          We also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

Risk Factors Relating to the Notes
The Notes May Not Be a Suitable Investment For All Investors.
          An investment in the notes involves a high degree of risk. The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives. The notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.
You Lack Priority in Payment on the Notes, Which Rank Junior to Substantially All of Our Existing and Future Debt and Other Financial Obligations.
          Your right to receive payments on the notes is junior to substantially all of our existing indebtedness and future borrowings. Your notes will be subordinated to the prior payment in full of all of our other debt and financial obligations. We have, in recent periods, not been in compliance with covenants on senior debt and have had to seek and obtain waivers on these covenants. As of September 30, 2008, we had approximately $67.2 million of indebtedness, which includes approximately $22.6 million of trade payables and other accrued liabilities. Assuming we sell the full aggregated principal amount, we expect to retire approximately $20 million of this with the proceeds of this offering. This indebtedness will rank senior to your notes while it remains outstanding. Although we intend to repay this existing indebtedness, we also intend to seek to enter into agreements with creditors to provide further credit facilities. Any credit facility entered into with other creditors will rank senior to the notes being offered. We may also incur substantial additional indebtedness in the future that would also rank senior to your notes. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations that are senior to the notes. Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.
There Will Be No Trading Market for the Notes, Which May Make it Difficult to Transfer Your Notes.
          Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. Except in the case of death or total permanent disability, repurchases of the notes prior to maturity are subject to our approval and to repurchase penalties of up to three months interest on notes with three month maturities and up to six months interest on notes with maturities of six months or longer. The total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See “Description of the Notes.”

The Notes Will Have No Sinking Fund, Security, Insurance or Guarantee.
          There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the notes, then you may lose all or part of your investment.
The Notes Will Automatically Renew Unless You Request Repayment.
          Upon maturity, each note will be automatically renewed for the same term as your maturing note to which it corresponds and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want your notes repaid. This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. Any requests for repurchases after your notes are renewed will be subject to our approval and to repurchase penalties and the limitations on the amount of notes we would be willing to repurchase in any calendar quarter.
If we do not maintain an effective registration statement for or qualification of the notes under applicable state securities laws or otherwise comply with applicable state securities laws, the notes will not automatically renew.
          As a condition to the renewal of the notes, we must maintain an effective and current registration statement covering the notes, maintain qualification of the notes, or the notes must be exempt under the applicable securities laws of the states in which certain investors live. We cannot assure you that we will continue to maintain a current registration statement for or qualification of the notes in any state or that the notes will be exempt under the securities laws of any state. At the time of the maturity of each note, if a current registration statement for or qualification of the notes is not in effect under the laws of a state in which the holder of the note resides, or an exemption is not available to us under the securities laws of such state, we will not be permitted to automatically renew the note held by the investor living in such state. If the notes may not be renewed because of our failure to maintain an effective registration statement for or qualification of the notes under applicable state securities laws or our failure to otherwise secure an exemption for the renewal under applicable state securities laws, we will be required to repay the notes, which we may not be able to do.
We Have Substantial Indebtedness That is Senior to the Notes, Which May Affect Our Ability to Repay the Notes
          We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. At September 30, 2008 we had total indebtedness of $67.2 million for purposes hereof, which includes $22.6 million of trade payables and other accrued liabilities and $44.6 million of debt outstanding comprised of:

Allstate Bonds	$24.1 million
Allstate Bridge Loan	5.0 million
Allstate Loan	0.8 million
Liberty Bank Loan	1.8 million
Liberty Bank Line of Credit	11.2 million
Capital Leases	0.9 million
Other notes	0.8 million
     Our debt to net worth ratio at September 30, 2008 was 2.2 to 1.
     Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:
o	increasing our vulnerability to general adverse economic and industry conditions;

o	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

o	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

o	placing us at a competitive disadvantage compared to our competitors that have less debt; and,

o	limiting our ability to borrow additional funds.
We Might Incur Substantially More Indebtedness That Will Be Senior to Your Notes.
          Subject to limitations contained in our credit facility, we may incur substantial additional indebtedness in the future. While the indenture for the notes requires us to maintain a positive net worth, it does not prohibit us from incurring additional indebtedness. Any such borrowings would be senior to the notes. If we borrow more money, the risks to noteholders described in this prospectus could intensify.
Our Management Has Broad Discretion Over the Use of Proceeds From the Offering.
     We expect to use the proceeds from the offering to repay approximately $20 million in principal under our existing senior indebtedness, plus accrued interest. However, the indenture does not require us to use the proceeds from the offering for these specific purposes, and additional senior indebtedness may be incurred even after such a payment. The proceeds of the offering will also be used for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used, may choose not to use the funds to pay down debt that is senior to the notes and may not use the proceeds in ways that further our business or result in cash flow for payment of our debt. See “Use of Proceeds.”
You Will Have Only Limited Protection Under the Indenture.
          In comparison to the restrictive covenants that are imposed on us by our credit facility and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities. In addition, the indenture contains only limited events of default other than our failure to pay principal and interest on time. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See “Description of the Notes — Events of Default.”
Our Right to Redeem the Notes Prior to Maturity May Result in Reinvestment Risk For You.
          We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to you. The notes will be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See “Description of the Notes — Redemption or Repurchase Prior To Stated Maturity.”
Sumner Harrington Ltd. May Not Remain the Selling Agent for the Notes if the Distribution and Management Agreement is Terminated.
          The distribution and management agreement between us and Sumner Harrington Ltd. may be terminated by us upon prior notice. Therefore, it is not certain Sumner Harrington Ltd. will be responsible for the marketing, sale and administration of the notes for the duration of this offering. Other parties, including our company, may take over the functions currently provided by Sumner Harrington Ltd. Therefore, you should not rely on Sumner Harrington Ltd. continuously being responsible for the marketing, sale and administration of the notes.
You May be Required to Pay Taxes on Accrued Interest on Notes Prior to Receiving a Sufficient Amount of Cash Interest Payments.
          If you choose to have interest on your note paid at maturity and the term of your note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. In addition, if you choose to have interest on your note paid monthly, quarterly, semiannually or annually, the amount of interest income reported to the Internal Revenue Service may differ from the sum of your cash interest payments in some years. You should consult your tax advisor to determine your tax obligations.
USE OF PROCEEDS
          If all the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $46 million of net proceeds from this offering after deducting the selling agent’s commissions. The exact amount of net proceeds may vary considerably depending on how long the notes are offered and other factors. See “Plan of Distribution.” Assuming a sale of all of the notes offered hereby, we intend to use the net proceeds to repay approximately $20 million of existing debt, plus accrued interest, to expand our business and for other general corporate purposes. The indebtedness that we expect to repay includes the following: (i) an $11.2 million revolving credit loan to Liberty Bank, bearing interest at 9% per annum and due February 15, 2009; (ii) a $5.7 million loan from Allstate bearing interest at 10% per annum and due July 1, 2009; (iii) a $0.8 million loan from Allstate bearing interest at 19.75% per annum and due July 1, 2009; and (iv) a $1.8 million loan from Liberty Bank bearing interest at the prime rate plus 1% and due September 28, 2009.
DESCRIPTION OF THE NOTES
          GENERAL. The notes we are offering will represent subordinated, unsecured debt obligations of Advanced Environmental Recycling Technologies, Inc. We will issue the notes under an indenture between us and U.S. Bank National Association. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.
          The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior and subordinate debt, and other financial obligations, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See “Subordination” below.
          The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See “No Security; No Sinking Fund” below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company.
          You may select the amount (subject to a minimum principal amount of $1,000) and term (ranging from six months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements, we may not always offer notes with the requested terms. See “Denomination” and “Term” below.
          We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See “Interest Rate” below.
          Upon acceptance of your subscription to purchase notes, our servicing agent will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. Our servicing agent will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected by us or our servicing agent, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See “Book-Entry Registration and Transfer” and “Rescission Right” below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus and in the indenture.
          We may modify or supplement the terms of the notes described in this prospectus from time to time in a supplement to the indenture and a supplement to this prospectus. Except as set forth under “Amendment, Supplement and Waiver” below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.
          DENOMINATION. You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

          TERM. We may offer notes with the following terms to maturity:

o six months	o four years
o one year	o five years
o two years	o ten years
o three years
          You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms.
          INTEREST RATE. The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus.
          The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolios of the holder and the holder’s immediate family is at least $25,000, $50,000, $75,000 or $100,000. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus. Immediate family members include parents, children, siblings, grandparents, and grandchildren. Members of sibling families are also considered immediate family members if the holder’s sibling is also a note holder. An investor must identify his or her immediate family members in the subscription agreement in order to use their notes to determine the interest rate for such investor’s notes.
          Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount. These factors may include, but are not limited to:
o	the desire to attract new investors;

o	whether the notes exceed certain principal amounts;

o	whether the notes are being renewed by existing holders; and

o	whether the notes are beneficially owned by persons residing in particular geographic localities.
          COMPUTATION OF INTEREST. We will compute interest on notes on the basis of a 365-day calendar year. Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota and the State of New York.
          INTEREST PAYMENT DATES. Holders of notes may elect at the time a subscription agreement is completed to have interest paid either monthly, quarterly, semiannually, annually or at maturity. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid, subject to our approval. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See “—Rescission Right” below for additional information on your right to rescind your investment.

          The period or day of interest payment for each note may be changed one time only by the holder during the term of the note, subject to our approval. Requests to change the election must be made in writing to our servicing agent and will be effective no later than the first business day following the 45th day after the election change request is received. No specific change in election form is required and there is no charge to change the election once during the term of a note. Any interest not paid on an interest payment date will be paid at maturity.
          PLACE AND METHOD OF PAYMENT. We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.
          SERVICING AGENT. We have engaged Sumner Harrington Ltd., the investment banking firm that is helping us sell the notes, to act as our servicing agent for the notes. Sumner Harrington Ltd.’s responsibilities as servicing agent will involve the performance of certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, as our servicing agent, Sumner Harrington Ltd. will serve as our registrar and transfer agent and will manage all aspects of the customer service function for the notes, including handling all phone inquiries, mailing investment kits, meeting with investors, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, as servicing agent, Sumner Harrington Ltd. will provide us with monthly reports and analysis regarding the status of the notes, the marketing efforts and the amount of notes that remain available for purchase and also will have the ability to exercise certain limited discretion with respect to waiving early repurchase penalties, changing interest payment dates and rejecting subscription agreements. Other duties of Sumner Harrington Ltd. as our servicing agent under the distribution and management agreement are described throughout this section and under “Plan of Distribution.”
          As compensation for its services as servicing agent, we will pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average daily principal balance of the notes so long as Sumner Harrington Ltd. is engaged as our servicing agent, subject to certain maximum payment provisions set forth below in “Plan of Distribution.” The ongoing fee will be paid monthly. The distribution and management agreement may be terminated by either party by prior notice. Sumner Harrington Ltd.’s duties and compensation as selling agent under the same agreement are described under “Plan of Distribution.”
          You may contact our servicing agent with any questions about the notes at the following address and telephone number:
Sumner Harrington Ltd.
11100 Wayzata Boulevard, Suite 170
Minneapolis, MN 55305
Telephone: (800) 234-5777
Fax: (952) 546-5585
          BOOK-ENTRY REGISTRATION AND TRANSFER. The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system. Our servicing agent will maintain the book-entry system.
          The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. Our servicing agent will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts.
          Our servicing agent will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.
          On each interest payment date, the servicing agent will credit interest due on each account and direct payments to the holders. The servicing agent will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.
          Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 and fully registered in those names as we direct only if:
o	we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

o	after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.
Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.
          RESCISSION RIGHT. A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request to our servicing agent within five business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us.
          In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, our servicing agent will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective. You will have the right to rescind your investment upon written request to our servicing agent within five business days from the postmark date of the notice that the post-effective amendment has been declared effective. We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of the notice that the post-effective amendment has been declared effective. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such notice.
          The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under “Redemption or Repurchase Prior to Stated Maturity” below do not affect your rescission rights.
          RIGHT TO REJECT SUBSCRIPTIONS. Our servicing agent may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.
          RENEWAL OR REDEMPTION ON MATURITY. Approximately 15, but not less than 10 days prior to maturity of your note, our servicing agent will send you a notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, our servicing agent will also send to you a current interest rate supplement and a current prospectus or prospectus supplement if the prospectus has changed since the delivery of this prospectus in connection with your original subscription or any prior renewal. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the prospectus and any prospectus supplement, along with the interest rate supplement, prior to exercising one of the below options. If we do not send you a new prospectus, a new prospectus will be sent to you upon request. Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:
o	You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

o	You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

o	You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request to our servicing agent. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

o	If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call, fax or send a written request to our servicing agent.
          The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.
          If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest within ten days after the stated maturity date. Similarly, if, within 15 days after a note’s stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note’s stated maturity date. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. We will initiate payment to any holder timely requesting repayment by the later of the maturity date or ten business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder’s account for 2 to 3 business days. Requests for repayment should be made to our servicing agent in writing.
          We will be required, on at least a quarterly basis and at other times to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you would otherwise be required to elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten days following the postmark date of a notice that will be sent to you at your registered address by the servicing agent that the post-effective amendment has been declared effective. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. All other provisions relating to the renewal or redemption of notes upon their stated maturity described above shall remain unchanged.
          REDEMPTION OR REPURCHASE PRIOR TO STATED MATURITY. The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.
          Redemption By Us. We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus but accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.
          Repurchase Election Upon Death Or Total Permanent Disability. Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder’s total permanent disability, as established to our satisfaction, or at the election of the holder’s estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder’s death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.
          Repurchase At Request of Holder. In addition to the right to elect repurchase upon death or total permanent disability, a holder may request that we repurchase one or more of the holders’ notes prior to maturity, in whole and not in part, at any time by giving us written notice. Subject to approval, at our sole discretion, and the limitations described below, we will repurchase the holder’s note(s) specified in the notice within 10 days of receipt of the notice. The repurchase price, in the event we elect to repurchase the notes, will be the principal amount of the note, plus interest accrued and not previously paid (up to but not including the date of repurchase), minus a repurchase penalty. The early repurchase penalty for a note with a three month maturity is the interest accrued on such note up to the date of repurchase, not to exceed three months of simple interest at the existing rate. The early repurchase penalty for a note with a maturity of six months or longer is the interest accrued on such note up to the date of repurchase, not to exceed six months of simple interest at the existing rate. The penalty for early repurchase may be waived or reduced at the limited discretion of our servicing agent.
          Limitations on Requirements to Repurchase. Our obligation to repurchase notes prior to maturity for any reason will be subject to a calendar quarter limit equal to the greater of $1 million of aggregate principal amount for all holders or 2% of the total principal amount of all notes outstanding at the end of the previous calendar quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder and any notes that we repurchase pursuant to the holders’ right to elect repurchase. Repurchase requests will be honored in the order in which they are received, to the extent possible, and any repurchase request not honored in a calendar quarter will be honored in the next calendar quarter, to the extent possible, since repurchases in the next calendar quarter are also subject to the same calendar quarter limitation. For purposes of determining the order in which repurchase requests are received, a repurchase request will be deemed made on the later of the date on which it is received by us or, if applicable, the date on which the death or total permanent disability is established to our reasonable satisfaction.
          Modifications to Repurchase Policy. We may modify the policies on repurchase in the future. No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.
          TRANSFERS. The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on our register only as follows:
o	The holder must deliver written notice requesting a transfer to our servicing agent signed by the holder(s) or such holder’s duly authorized representative on a form to be supplied by our servicing agent.

o	We must provide our written consent to the proposed transfer.

o	We or our servicing agent may require a legal opinion from counsel satisfactory to the servicing agent that the proposed transfer will not violate any applicable securities laws.

o	We or our servicing agent may require a signature guarantee in connection with such transfer.

          Upon transfer of a note, our servicing agent will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our records. We or our servicing agent may charge a reasonable service charge in connection with the transfer of any note.
          QUARTERLY STATEMENTS. Our servicing agent will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. Our servicing agent may charge such holders a reasonable fee to cover the charges incurred in providing such information.
          Our serving agent will also manage customer service and investor relations with respect to the notes. The serving agent will manage:
o	Prospectus delivery and subscription procedures;

o	Inquiries from note holders;

o	Changes in address or account changes for note holders;

o	Preparing and issuing renewal and maturity notices for outstanding notes;

o	Reports and analyses to us, the trustee and note holders as applicable.
          The servicing agent will also direct the paying agent to make interest and principal payments on the notes, and direct the paying agent to issue Form 1099INTs to note holders. The servicing agent expects to develop a web site to facilitate online offers and sales of notes.
          SUBORDINATION. The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt. “Senior debt” means all of our secured, unsecured, senior or subordinate indebtedness, as well as our other financial obligations, including trade payables, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than the existing notes and future offerings of additional renewable unsecured subordinated notes which will rank equally with the notes. Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.
          The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. As of September 30, 2008, we had approximately $67.2 million of outstanding indebtedness senior to the notes, which includes approximately $22.6 million of trade payables and other accrued liabilities. We intend to retire a portion of this with the proceeds of the offering. We have granted Liberty Bank a continuing security interest in all assets that we currently hold or subsequently acquire to secure our obligations under the credit facility. As of September 30, 2008, we had approximately $11.2 million of debt outstanding under the credit facility. Our obligation to repay all amounts drawn under the credit facility will rank senior to your notes.
          The terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur, although our existing senior debt agreements may restrict us from incurring new senior debt. See “Risk Factors — Risk Factors Relating to the Notes — You Lack Priority in Payment on the Notes.”

           In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.
          We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase, at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue on or to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, or if any default or event of default under any senior debt would result from such payment, in each case unless and until:
o	all defaults and events of default have been cured or waived or have ceased to exist and would not result from any payment on the notes; or

o	in the case of any nonpayment event of default, the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of:

o	the trustee’s receipt of a valid waiver of default from the holder of senior debt; or

o	the trustee’s receipt of a written notice from the holder of senior debt terminating the payment blockage period.
provided, however, that if any of the nonpayment triggered blockage events described above have occurred and 179 days have passed since the trustee’s receipt of the notice of default without the occurrence of the cure, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.
          NO SECURITY; NO SINKING FUND. The notes are unsecured, which means that none of our tangible or intangible assets or property has been or will be set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default. See “Risk Factors — Risk Factors Relating to the Notes — The Notes will have No Sinking Fund, Security, Insurance or Guarantee.”
          RESTRICTIVE COVENANTS. The indenture contains certain limited restricted covenants that require us to maintain certain financial standards and restrict us from certain actions as set forth below.

          The indenture provides that, so long as the notes are outstanding:
o	we will maintain a positive net worth; and

o	we will not declare or pay any cash dividends or other payments of cash to the holders of our capital stock unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment.
          See “Risk Factors — Risk Factors Relating to the Notes — You Will Have Only Limited Protection Under the Indenture.”
          CONSOLIDATION, MERGER OR SALE. The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:
o	the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

o	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.
          If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.
          EVENTS OF DEFAULT. The indenture provides that each of the following constitutes an event of default:
o	failure to pay interest on a note within 30 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

o	failure to pay principal on a note within 10 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

o	our failure to observe or perform any material covenant, condition or agreement under the indenture or our breach of any material representation or warranty under the indenture, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 30 days after our receipt of notice;

o	defaults in certain of our other financial obligations that are not waived or cured within the greater of 30 days and the cure period set forth in the agreement supporting the financial obligation; and

o	certain events of bankruptcy or insolvency with respect to us.
          If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in “Subordination”. In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the earlier of:

o	the day which is five business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or

o	the date of acceleration of any senior debt.
In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice.
          Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if and so long as the trustee in good faith determines that withholding notice is in the interests of the holders.
          The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:
o	a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or

o	a waiver that would conflict with any judgment or decree.
          We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.
          AMENDMENT, SUPPLEMENT AND WAIVER. Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.
          Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the notes held by a holder who has not consented if it has any of the following consequences:
o	reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

o	reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;

o	reduces the rate of or changes the time for payment of interest, including default interest, on any note;

o	waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;

o	makes any note payable in money other than that stated in this prospectus;

o	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal or interest on the notes;

o	makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes;

o	modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or

o	makes any change in the foregoing amendment and waiver provisions.
          Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:
o	to cure any ambiguity, defect or inconsistency;

o	to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;

o	to provide for additional uncertificated or certificated notes;

o	to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;

o	to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or

o	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.
          THE TRUSTEE. U.S. Bank National Association has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.
Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.
          RESIGNATION OR REMOVAL OF THE TRUSTEE. The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.
          REPORTS TO TRUSTEE. Our servicing agent will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

          NO PERSONAL LIABILITY OF OUR OR OUR SERVICING AGENT’S DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS. No director, officer, employee, incorporator or stockholder of ours or our servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.
          SERVICE CHARGES. We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.
          ADDITIONAL SECURITIES. We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.
          VARIATIONS BY STATE. We may offer different securities and vary the terms and conditions of the offer (including, but not limited to, different interest rates and service charges for all notes) depending upon the state where the purchaser resides.
          INTEREST WITHHOLDING. We will withhold 28% (which rate is scheduled to increase to 31% for payments made after December 31, 2010) of any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. See “Material Federal Income Tax Consequences - Reporting and Backup Withholding.”
          LIQUIDITY. There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop.
          SATISFACTION AND DISCHARGE OF INDENTURE. The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.
          REPORTS. We currently publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports, at no charge, to any holder of notes who requests them in writing.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          The following discussion summarizes the material U.S. federal income tax considerations of purchasing, owning and disposing of the notes. This discussion applies only to the initial holders of the notes (and not to the estates of such initial holders) who acquire the notes for a price equal to the issue price of the notes and who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of initial purchasers, placement agents or wholesalers.

          In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:
•	dealers in securities or currencies;

•	traders in securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	registered investment companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.
          This discussion is included for general information only and does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this discussion does not address any state or local, foreign, or other tax consequences. This discussion is based on U.S. federal income tax law, including the provisions of the Code, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this offering memorandum. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as described below. Before you purchase notes, you should consult your own tax advisor regarding the particular U.S. federal income, state and local, foreign and other tax consequences of acquiring, owning and disposing of notes that may be applicable to you.
U.S. Holders
          The following summary applies to you only if you are a U.S. holder (as defined below).

Definition of a U.S. Holder
          A “U.S. holder” is a beneficial owner of a note or notes who or which is for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Code) have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
          If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Holders of notes that are partnerships or partners in such partnerships are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the notes.
Characterization of Notes as Debt
          The following discussion assumes that the notes will be characterized as debt for U.S. federal income tax purposes. If, contrary to this assumption, the Internal Revenue Service successfully asserted that one or more of the notes did not represent debt for U.S. federal income tax purposes, those notes might be treated as equity interests. In that case, no distributions from us would be deductible in computing our taxable income, except to the extent that any notes or other securities were treated as debt and distributions to the related holder were treated as payments of interest thereon. Further, distributions to a holder of an interest in notes not treated as holding debt would be dividend income to the extent of our current and accumulated earnings and profits. You should consult your own tax advisor with regard to possible alternative characterizations to you in your particular circumstances.
Payments of Interest
          This discussion assumes that the notes will not be issued with more than a de minimis amount of original issue discount. Interest on your notes will be taxed as ordinary interest income. In addition:
•	if you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that you receive the interest; and

•	if you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that the interest accrues.
Sale or Other Disposition of Notes
          When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition (including any make whole premium or change of control payment), less any amount attributable to accrued interest (which will be taxable as ordinary income to the extent you have not previously included the accrued interest in income); and

•	your tax basis in the notes.
          Your tax basis in your notes generally will equal the amount you paid for the notes. Your gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.
Information Reporting and Backup Withholding
          Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the Internal Revenue Service and to you. You may be subject to “backup withholding” if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules. In general, backup withholding may apply to:
•	any payments made to you of interest on your notes, and

•	payment of the proceeds of a sale or other disposition of your notes before maturity.
          The applicable backup-withholding rate will be the fourth lowest income tax rate applicable to unmarried individuals for the relevant taxable year. Presently, the backup withholding rate is 28%. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is provided to the Internal Revenue Service.
Non-U.S. Holders
          The following summary applies if you are a beneficial owner of notes and are not a U.S. holder (as defined above) or a partnership (including an entity treated as a partnership for U.S. federal income tax purposes). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by, among other ways, being present in the United States:
•	on at least 31 days in the calendar year, and

•	for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.
          Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.
          Special rules, which are not discussed here, apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” persons eligible for benefits under income tax conventions to which the United States is a party and U.S. expatriates. Non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in light of their particular circumstances.
U.S. Federal Withholding Tax
          Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on notes held by non-U.S. holders under the “portfolio interest” exception of the Internal Revenue Code, provided that interest on the notes is not effectively connected with the conduct of a trade or business in the United States and:
•	such non-U.S. holder does not, directly or indirectly, actually or constructively, own 10% or more of the interests in our capital or profits; and

•	such non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code); and

•	such non-U.S. holder certifies as to its foreign status by providing a properly executed IRS Form W-8BEN, appropriate substitute form, or appropriate successor form to us or our paying agent or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds such non-U.S. holder’s notes on its behalf and that certifies to us or our paying agent under penalties of perjury that it has received from such non-U.S. holder, a signed, written statement and provides us or our paying agent with a copy of this statement.
          If a non-U.S. holder cannot satisfy the requirements described above, payments of interest made to such non-U.S. holder will be subject to the current 30% U.S. federal withholding tax, unless such non-U.S. holder provides us with a properly executed IRS Form W-8BEN (or substitute form W-8BEN or the appropriate successor form) claiming an exemption from (or a reduction of) withholding under a U.S. income tax treaty, or such non-U.S. holder provides us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States, in which case such non-U.S. holder generally will be subject to U.S. income tax on a net income basis on such payments of interest (see “—U.S. Federal Income Tax” below).
U.S. Federal Income Tax
          Except for the possible application of U.S. federal withholding tax (as described immediately above) and backup withholding tax (see “—Backup Withholding and Information Reporting” below), non-U.S. holders generally will not have to pay U.S. federal income tax on payments of interest on their notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of their notes (subject to, in the case of proceeds representing accrued interest, the conditions described in “—U.S. Federal Withholding Tax” immediately above) unless:

•	in the case of gain, such non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of its notes and specific other conditions are present; or

•	income or gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business, and, if a U.S. income tax treaty applies, is attributable to a U.S. “permanent establishment” maintained by such non-U.S. holder.
          If a non-U.S. holder is engaged in a trade or business in the United States and interest, gain or any other income attributable to such non-U.S. holder’s notes is effectively connected with the conduct of its trade or business, and, if a U.S. income tax treaty applies, such non-U.S. holder maintains a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, then such non-U.S. holder generally will be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on such non-U.S. holder’s notes will be exempt from the 30% U.S. withholding tax discussed immediately above under “—U.S. Federal Withholding Tax” if such non-U.S. holder provides a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.
          In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a U.S. branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to such non-U.S. holder under a U.S. income tax treaty with your country of residence. For this purpose, a non-U.S. holder must include interest and gain on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.
          We urge non-U.S. holders to consult their own tax advisors for information on the impact of these withholding regulations.
Backup Withholding and Information Reporting
          Payments of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the U.S. Internal Revenue Service and to you. Backup withholding will not apply to payments made by us or our paying agent (in its capacity as such) to a non-U.S. holder if such non-U.S. holder has provided the required certification as described in “—U.S. Federal Withholding Tax” above, and if neither we nor our paying agent has actual knowledge or reason to know that such a person is a U.S. holder (as described in “—U.S. Holders—Definition of a U.S. Holder” above).
          The gross proceeds from the disposition of a non-U.S. holder’s notes may be subject to information reporting and backup withholding tax.

          Non-U.S. holders should consult their own tax advisor regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or credit against their U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.
          THE U.S. FEDERAL TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE IN LIGHT OF A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE BENEFICIAL OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.
PLAN OF DISTRIBUTION
          Under the terms and subject to the conditions contained in a distribution and management agreement between us and Sumner Harrington Ltd., Sumner Harrington Ltd. has agreed to serve as our selling agent and to use its best efforts to sell the notes on the terms set forth in this prospectus. The selling agent may engage other licensed brokerage firms to sell or place the notes. The selling agent is not obligated to sell any minimum amount of notes or to purchase any of the notes.
          The selling agent proposes to offer the notes to the public on our behalf on the terms set forth in this prospectus and prospectus supplements. The selling agent plans to market the notes directly to the public through newspaper, radio, internet, direct mail and other advertising. In addition, our selling agent will manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. Upon prior written notice to the selling agent, we may elect to use a different selling agent or perform these duties ourselves.

The selling agent’s servicing responsibilities are described under “Description of the Notes - Servicing Agent.”
          We have agreed to reimburse the selling agent for its out-of-pocket expenses incurred in connection with the offer and sale of the notes, including document fulfillment expenses, legal and accounting fees, regulatory fees, due diligence expenses and marketing costs. We advanced $60,000 to the selling agent to be applied toward the due diligence expenses. Under the terms of the distribution and management agreement, we also will pay our selling agent a commission equal to 3.00% of the principal amount of all notes sold. For notes with maturities of two years or more, the entire 3.00% commission will be paid to the selling agent at the time of issuance and no additional commission will be paid upon renewal. For notes with maturities of less than two years, the gross 3.00% commission will be paid in pro rata installments upon the original issuance and each renewal, if any, over the first two years. Accordingly, the selling agent will not receive the entire 3.00% gross commission on notes with terms of less than two years unless the notes are successively renewed for two years. The selling agent may engage or allow selected brokers or dealers to sell notes for a commission, at no additional cost to us.
          In addition, as our servicing agent, Sumner Harrington Ltd. will manage certain administrative and customer service functions related to the notes, including serving as our registrar and transfer agent and handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions related to the notes. Upon prior written notice to the servicing agent, we may elect to use a different servicing agent. The servicing agent’s responsibilities are described under “Descriptions of the Notes — Servicing Agent.”
          Under the distribution and management agreement, we have also agreed to pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average principal balance of the notes outstanding for its services as servicing agent. In exchange for the annual portfolio management fee, Sumner Harrington Ltd. will manage all customer service functions concerning the notes and act as an agent between us and the purchasers and holders of the notes. The annual portfolio management fee also covers all costs relating to maintenance of the investor relationship after the purchase of notes. This includes, among other things, addressing all investor inquires regarding the notes, the preparation of all confirmations, notices and statements to purchasers and holders of the notes, the coordination of interest payments with us and the paying agent, the establishment and maintenance of records relating to the notes, the preparation of all reports, statements and analyses regarding the notes, and all out-of-pocket expenses for the printing and mailing of confirmations, notices and statements to the purchasers and holders of the notes. See “Description of the Notes — Servicing Agent.” This ongoing fee will be paid monthly. The amount of this fee will depend upon a number of variables, including the pace at which notes are sold, the terms of the notes sold and whether the notes are redeemed or repurchased.
          The distribution and management agreement may be terminated by either us or Sumner Harrington Ltd. upon giving prior notice.
          We and the selling agent have engaged Sumner Harrington Agency, Inc., an advertising and marketing affiliate of Sumner Harrington Ltd., to directly provide or manage the advertising and marketing functions related to the sale of the notes. These services include media planning, media buying, creative and copy development, direct mail services, literature fulfillment, commercial printing, list management, list brokering, advertising consulting, efficiency analysis and other similar activities. Sumner Harrington Agency, Inc. is compensated directly by us or its subservice providers for these advertising and marketing services. This compensation is consistent with accepted normal advertising and marketing industry standards for similar services.
          The selling agent and its affiliate will only be compensated to the extent that notes are sold in the offering. The table below summarizes the maximum possible amounts of compensation or reimbursement that we will pay the selling agent and its affiliate for services rendered in offering and selling the notes and serving as the servicing agent and providing and managing the advertising and marketing functions with regard to the notes. While actual amounts may differ from the percentages and amounts shown in the table, in no event will the total commission plus the total cost of the remaining line items exceed 8.00% of the aggregate principal amount of the notes sold.

Compensation and Reimbursement	% of Offering	Amount(1)
Total commissions	3%	$1,500,000
Selling agent’s legal counsel fees	.15%	$75,000
Document fulfillment expenses	.2%	$100,000
Annual portfolio management fee	2.25%	$1,125,000
Media placement and management fee	2.4%	$1,200,000

Total	8%	$4,000,000

(1)	All amounts assume the sale of 100% of aggregate principal amount of notes offered and represent the maximum possible amount payable to the selling agent or its affiliate over the entire term of the offering. If less than 100% of the aggregate principal amount of the notes are sold in the offering, the amounts actually paid to the agent for commissions, annual portfolio management fees and media placement and management fees will be less. In no event will the compensation paid to the selling agent on its affiliate for commissions, annual portfolio management fees media placement and management fees and other categories exceed the percentage amounts shown, as applied to the notes actually sold.

(2)	Assumes that each note with a term of less than two years is successively renewed for a total of two years.
          The distribution and management agreement provides for reciprocal indemnification between us and the selling agent, including the selling agent’s and our officers, directors and controlling persons, against civil liabilities in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Market for the Notes
          Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on Nasdaq. The selling agent is not obligated to make a market in the notes and does not intend to do so. We do not anticipate that a secondary market for the notes will develop.
          The foregoing is a summary of the material provisions relating to selling and distribution of the notes in the distribution and management agreement. The provisions of the distribution and management agreement relating to our retention of Sumner Harrington Ltd. to act as our servicing agent in performing our ongoing administrative responsibilities for the notes are described under “Description of the Notes.” Any amendment to the distribution and management agreement will be filed as an exhibit to an amendment to the registration statement of which this prospectus is a part.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
           Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
           Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
           Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, such director or officer shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.
           Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.
           Article Eighth of our certificate of incorporation incorporates the provisions of Section 102(b)(7), providing that a director of AERT will not be personally liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.
           Further, Article Tenth of our certificate of incorporation provides that we shall indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith, by reason of the fact that such person is or was a director, officer, employee or agent of AERT or is or was serving at our request as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, AERT has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus. Specifically, we are incorporating by reference the documents listed below, which may be accessed through our website at www.aert.com:
o	Our Annual Report on Form 10-K/A for the year ended December 31, 2007, filed with the SEC on April 30, 2008;

o	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed with the SEC on May 12, 2008, August 18, 2008 and November 10, 2008, respectively;

o	Our Definitive Proxy Statement in connection with the Annual Meeting of Stockholders on July 24, 2008 filed with the SEC on July 3, 2008; and

o	Our Current Reports on Form 8-K filed with the SEC on February 14, 2008, February 27, 2008, February 29, 2008, March 14, 2008, April 8, 2008, June 20, 2008, July 7, 2008, July 9, 2008, July 25, 2005, July 30, 2008, October 8, 2008, November 7, 2008, January 9, 2009, January 20, 2009 and January 21, 2009.
          You should rely only on the information we include or incorporate by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or the applicable prospectus supplement or of any sale of our securities.
          Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes a statement in this prospectus or incorporated by reference in this prospectus:
o	in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus;

o	a statement contained in any accompanying prospectus supplement relating to a specific offering of notes; or

o	a statement contained in any other subsequently filed document that is also incorporated by reference in this prospectus.
          Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any accompanying prospectus supplement, except as modified or superseded. Except as provided by the above mentioned exceptions, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.
          We will provide without charge to each person to whom a copy of this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the documents incorporated in this prospectus by reference, other than exhibits to the documents, unless the exhibits are incorporated specifically by reference in the documents. Requests for copies should be directed to:
Advanced Environmental Recycling Technologies, Inc.
P.O. Box 1237
Springdale, AR 72765
(479) 756-7400
www.aert.com
MATERIAL CHANGES
          There have been no material changes in our business or affairs that have occurred since December 31, 2007, the last fiscal year for which audited financial statements were included in our most recent Form 10-K and that have not been described in a subsequent Form 10-Q or Form 8-K, except that, as described elsewhere in this prospectus:
•	Effective September 15, 2008, we renewed our $11.4 million bank line of credit through December 15, 2008, and subsequently received an extension of the due date from the bank to February 15, 2009. The line is secured by inventory, accounts receivable, chattel paper, general intangibles and other current assets, as well as by fixtures and equipment, and is provided by Liberty Bank of Arkansas. The full amount of the line is guaranteed as to payment by our largest stockholder, Marjorie Brooks, and by Joe Brooks and Steve Brooks, two of our executive officers. The credit facility includes a debt service coverage ratio, current ratio, and accounts payable and accounts receivable aging covenants substantially similar to those under our 2007 and 2008 bond agreements, and customary restrictions on dividends and the incurrence of additional debt or liens, among other matters. We were not in compliance with certain of those covenants as of September 30, 2008, and have not received a waiver of those covenants as of February 9, 2009. We are currently working to replace our existing line of credit with a $20 million bridge loan while we seek a larger line of credit or credit facility that will also allow us to finance a “vendor managed inventory” (VMI) program for ChoiceDek with Lowes for 2009 and 2010. There can be no assurance that we will be successful in obtaining such a bridge loan or a larger working capital line of credit or that it can be obtained on terms favorable to us.

As a result, although we are attempting to obtain funding to repay this loan and are keeping the bank lender apprised of our efforts to do so and are attempting to obtain further extensions and waivers until such refinancing can be successfully completed, this bank loan could immediately become due and payable at any time and the bank lender could foreclose on the property used to secure the debt above at any time, which could force us into a bankruptcy proceeding before we can refinance this indebtedness.

•	As reported in previous SEC filings, we have downsized operations, subleased facilities, idled excess manufacturing capacity, and reduced headcount as a result of the economic downturn in the U.S., including shutting down a composite extrusion facility in Junction, Texas. As a result, in the fourth quarter of 2008, we recorded an impairment charge for our fixed assets at our Junction facility of approximately $3.4 million.

•	We recently entered into a financing agreement with an investment banking firm, Greenstone Holdings, for the establishment of a technology transfer and licensing entity, AERT Asia Ltd., to be based in Hong Kong. Greenstone is an affiliate of our director, Peter Lau. AERT Asia will be owned 80% by AERT and 20% by other investors, and will license AERT technologies and manufacturing rights for royalties, as well as establish joint ventures for plastic recycling and reformulation and wood plastic composite manufacturing in China and throughout Asia and Eastern Europe. AERT Asia has entered into a non-binding letter of intent with a mainland China manufacturing group for the establishment of a joint venture wood-plastic composite manufacturer that will produce high quality composite materials for distribution and sales in China, Asia and Eastern European markets. AERT will provide technology, technical and manufacturing support along with licensing under its International Code Council certification for products, and Greenstone will arrange financing and obtain all necessary permits and requirements from Chinese authorities. Formal documentation is pending, and it is anticipated that limited manufacturing of initial products in the Chinese market will begin in 2009.

LEGAL MATTERS
Akin Gump Strauss Hauer & Feld, LLP, San Antonio, TX, has provided us an opinion relating to the legality of the securities offered by this prospectus.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over the financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2007 have been so incorporated in reliance on the report of Tullius Taylor Sartain & Sartain LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. On January 7, 2009, Tullius Taylor Sartain & Sartain LLP merged with Hogan & Slovacek P.C. to form HoganTaylor LLP.
WHERE YOU CAN FIND MORE INFORMATION
          We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, our common stock is listed for trading on The Nasdaq Capital Market. You can read and copy reports and other information concerning us at the offices of the Nasdaq located at 1735 K Street, Washington, D.C. 20006.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
          Set forth below are expenses (other than the selling agent’s commissions and expenses) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the FINRA filing fee, the amounts set forth below are estimates and actual expenses may vary considerably from these estimates depending upon how long the notes are offered and other factors:

Securities and Exchange Commission registration fee	$1,965
FINRA filing fee	$5,500
Accounting fees and expenses	$13,500	*
Legal fees and expenses	$65,000	*
Printing expenses	$25,000	*
Trustee’s fees and expenses	$16,500	*
Selling agent’s counsel fees and expenses	$75,000	*
Miscellaneous	$10,000	*
TOTAL	$212,465

*  Estimate
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
          Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
          Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
          Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, such director or officer shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.
          Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.
          Article Eighth of our certificate of incorporation incorporates the provisions of Section 102(b)(7), providing that a director of AERT will not be personally liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.
          Further, Article Tenth of our certificate of incorporation provides that we shall indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith, by reason of the fact that such person is or was a director, officer, employee or agent of AERT or is or was serving at our request as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
           On October 29, 2007, AERT sold for $10 million cash (i) an aggregate 757,576 shares of a newly established Series D Convertible Preferred Stock , convertible initially at a conversion price of $1.32, and (ii) accompanying five-year warrants to acquire an aggregate of 3,787,880 shares of common stock at an initial exercise price of $1.38. The Series D preferred stock has an 8% cumulative dividend rate. For the first two quarters following the closing, the Company paid dividends in additional shares of Series D preferred stock. Beginning in the third quarter following the closing, dividends became payable in either cash or in shares of common stock, at the option of the Company. Upon any liquidation, dissolution or winding up of the Company, the holders of the Series D preferred stock are entitled to receive a liquidation preference equal to two times the original purchase price plus all accrued but unpaid dividends. In addition to separate protective voting rights as to certain customary matters, the holders of the Series D preferred stock will be entitled to vote on an as-converted basis together with the holders of the Company’s common stock on all other matters submitted to a vote of the Company’s stockholders.
           Beginning April 29, 2009, the Company may cause a mandatory conversion of the Series D preferred stock if there is a currently effective resale registration statement and the closing price of the Company’s common stock for the preceding 20-trading day period has been at least 200% of the conversion price and the average daily trading volume for such period has been at least 100,000 shares.
           The preferred shares and warrants are subject to a full ratchet anti-dilution adjustment during the initial two-year period following closing in the event, with certain customary exceptions, that the Company issues additional equity securities at a lower per share price, and thereafter are subject to a weighted average anti-dilution adjustment in such circumstances.
           The preferred share designation and the warrants contain “blocker” provisions prohibiting the conversion of the preferred shares or the exercise of the warrants if as a result an investor or its affiliates would beneficially own in excess of 4.99% of the Company’s outstanding common stock. The “blocker” provision may be waived by the investor upon 61 days prior written notice.
           In the event of certain mergers, consolidations or other business combinations to which the Company is a party, the holders of the Series D preferred stock will be entitled at their option to have such preferred stock redeemed at 100% of its stated value plus accrued dividends. In the event of certain specified “triggering events” such as a lapse of the registration statement, suspension of its listing, deregistration under the Exchange Act, completion of a going private transaction, failure to comply with certain conversion procedures and timing, or breaches of the Company’s representations, covenants and other obligations to the investors, the holders of the Series D preferred stock will be entitled at their option to have such preferred stock redeemed at 120% of the stated value plus accrued dividends. In the event holders elect such a redemption in the case of a major transaction or triggering event, the Company has the option to make the redemption payment in either cash or stock, valued at the lesser of the conversion price or the then-current 30-day volume-weighted average price of the common stock. Also in the event of such a merger, consolidation or business combination, the Company will have the option to redeem the Series D preferred stock at an amount equal to the liquidation preference plus any accrued and unpaid dividends and liquidated damages, if any.
           The investors were granted a right of first offer during the 12 months following closing with respect to any proposed issuance by the Company, with certain customary exceptions, of common stock or other debt or equity securities convertible, exercisable or exchangeable for the Company’s common stock. The Company agreed not to issue variable-priced equity or variable-priced equity linked securities while the Series D preferred stock remains outstanding.
           The Company and the investors also entered into a registration rights agreement under which, among other things, the Company agreed to use its best efforts to (i) file a registration statement with the SEC for the resale of the common stock underlying the Series D preferred stock and the warrants within 30 days following the closing, and (ii) cause such registration statement to become effective within 120 days after closing. That contemplated registration statement was declared effective on September 5, 2008. For certain delays in processing a trade or the reissuance of stock certificates, the Company could be liable for additional partial liquidated damages of between $10-20 per trading day per $2,000 of securities so delayed, subject to a cap so that such damages will not exceed 1.5% of the stated value of the preferred stock held by the investor affected by such delays during any 30 day period.
           The proceeds were used to pay approximately $3.0 million of existing indebtedness, to implement operating and manufacturing efficiencies designed to improve the Company’s waste plastic recycling process and allow it to better control its supply costs, for marketing initiatives designed to promote the “green” building, environmentally-conscious features of its products, and for working capital and other general corporate purposes. The shares and warrants were sold to three private equity firms and certain affiliates that are accredited investors in a private placement exempt from registration under Rule 506 and/or Section 4(2) of the Securities Act.

Exhibit
Number	Exhibit

1 .1*	Distribution and Management Agreement between AERT, Sumner Harrington Ltd. and Sumner Harrington Agency, Inc.

3 .1	Certificate of Incorporation, including Certificates of Amendment filed June 12, 1989 and August 22, 1989 (Incorporated by reference from our Registration Statement on Form S-1, as amended, filed on June 28, 1989).

3 .2	Certificate of Amendment to Certificate of Incorporation filed October 12, 1999 (Incorporated by reference from our Registration Statement on Form S-3, as amended, filed with the Commission on December 29, 1999).

3 .3	Amended and Restated Bylaws (Incorporated by reference from our Registration Statement on Form S-1, as amended, filed on June 28, 1989).

4 .1	Form of Class A common stock Certificate (Incorporated by reference from our Registration Statement on Form S-1, as amended, filed on June 28, 1989).

4 .2	Certificate of Designation of Class B common stock (Incorporated by reference from our Registration Statement on Form S-1, as amended, filed on June 28, 1989).

4 .3	Form of Class B common stock Certificate (Incorporated by reference from our Registration Statement on Form S-1, as amended, filed on June 28, 1989).

4 .4	Certificate of Designation for Series D Preferred Stock filed October 29, 2007 (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on November 1, 2007).

4 .5	Form of Right of Refusal Agreement among Class B common stockholders (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on November 1, 2007).

4 .6	Form of Warrant between registrant and purchasers named therein dated October 29, 2007 (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on November 1, 2007).

4 .7*	Indenture between AERT and U.S. Bank National Association.

4 .8*	Form of Note.

4 .9*	Form of Note Confirmation.

4 .10*	Form of Subscription Agreement.

5 .1**	Opinion of Akin Gump Strauss Hauer & Feld, LLP.

10 .1	Form of Series X Warrants (Incorporated by reference from our Annual Report on Form 10-K, filed with the Commission on December 31, 1998).

10 .2	Form of Series Y Warrants (Incorporated by reference from our Annual Report on Form 10-K, filed with the Commission on December 31, 1998).

10 .3	Wood-Plastic Composite Decking Agreement between AERT and Weyerhaeuser Company, et al. effective October 12, 2004. * (Redacted in accordance with confidential treatment request, as filed October 15, 2005) (Incorporated by reference from our Quarterly Report on Form 10-Q, filed with the Commission on November 11, 2004).

10 .4	Construction and Semi-Permanent Loan Agreement by and among Liberty Bank of Arkansas and AERT dated September 28, 2005 (Incorporated by reference from our Quarterly Report on Form 10-Q, filed with the Commission on November 14, 2005).

10 .5	Promissory Note by AERT for the benefit of Liberty Bank of Arkansas dated September 28, 2005 (Incorporated by reference from our Quarterly Report on Form 10-Q, filed with the Commission on November 14, 2005).

10 .6	Loan Agreement by and among Liberty Bank of Arkansas and AERT dated January 16, 2006 (Incorporated by reference from our Annual Report on Form 10-K, filed with the Commission on March 31, 2006).

Exhibit
Number	Exhibit

10 .7	Promissory Note by AERT for the benefit of Liberty Bank of Arkansas dated January 16, 2006 (Incorporated by reference from our Annual Report on Form 10-K, filed with the Commission on March 31, 2006).

10 .8	2005 Key Associate and Management Equity Incentive Plan (Contained in Appendix A to the Proxy Statement on Form DEFR14A, filed with the Commission on July 11, 2007).

10 .9	2005 Non-Employee Director Incentive Plan (Contained in Appendix B to the Proxy Statement on Form DEFR14A, filed with the Commission on July 11, 2007).

10 .10	Series D Preferred Stock Purchase Agreement by and among AERT and the purchasers set forth on the signature pages thereto (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on November 1, 2007).

10 .11	Registration Rights Agreement dated October 29, 2007 (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on November 1, 2007).

10 .12	Loan Agreement by and between Adair County Industrial Authority and AERT dated December 1, 2007 (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on December 21, 2007).

10 .13	Indenture of Trust by and between Adair County Industrial Authority and Bank of Oklahoma, N.A. dated December 1, 2007 (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on December 21, 2007).

10 .14	Indenture of Trust between the City of Springdale, Arkansas, and Bank of Oklahoma, N.A., Trustee, relating to the issuance of $10,610,000 City of Springdale, Arkansas Industrial Development Refunding Revenue Bonds (Advanced Environmental recycling Technologies, Inc. Project) Series 2008; dated as of February 1, 2008 (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on February 29, 2008).

10 .16	Loan Agreement between the City of Springdale, Arkansas and AERT relating to the issuance of $10,610,000 City of Springdale, Arkansas Industrial Development Refunding Revenue Bonds (Advanced Environmental recycling Technologies, Inc. Project) Series 2008; dated as of February 1, 2008 (Incorporated by reference from our Current Report on Form 8-K, filed with the Commission on February 29, 2008).

10 .17*	Consulting agreement with Greenstone Holdings Group, LLC

23 .1*	Consent of HoganTaylor LLP.

23 .1**	Consent of Akin Gump Strauss Hauer & Feld, LLP (contained in Exhibit 5.1)

24 .1*	Power of Attorney (see signature page to this Registration Statement on Form S-1.)

25 .1*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank National Association.

*	Filed herewith.

**	To be filed with amendment.

UNDERTAKINGS
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          (i) If the registrant is relying on Rule 403B (§ 230.430B of this chapter):
(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement will, as to a purchaser with time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement represent a fundamental change in the information in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii) If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statements as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement that was part of the registration statement or made in any such document immediately prior to such date of first use.
(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchase and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(i) The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(j) the undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, AERT has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Springdale, Arkansas, on February 9, 2009.
ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Registrant)

/s/ Joe. G. Brooks
Joe G. Brooks
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

/s/ J.R. Brian Hanna
J. R. Brian Hanna
Chief Financial Officer
(Principal Financial Officer)

/s/ Eric Barnes

Eric Barnes
Chief Accounting Officer
(Principal Accounting Officer)
POWER OF ATTORNEY
          The undersigned directors and officers of Advanced Environmental Recycling Technologies, Inc. hereby constitute and appoint Joe G. Brooks our true and lawful attorney-in-fact and agent with full power to execute in our name and behalf in the capacities indicated below any and all amendments to this Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission and hereby ratify and confirm all that such attorney-in-fact and agent shall lawfully do or cause to be done by virtue thereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Joe G. Brooks
Joe G. Brooks	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 9, 2009

/s/ Stephen W. Brooks
Stephen W. Brooks	Vice-Chairman of the Board	February 9, 2009

Name	Title	Date

/s/ Sal Miwa
Sal Miwa	Director	February 9, 2009

/s/ Jerry B. Burkett
Jerry B. Burkett	Director	February 9, 2009

/s/ Michael M. Tull
Michael M. Tull	Director	February 9, 2009

/s/ Jim Robason
Jim Robason	Director	February 9, 2009

Edward P. Carda	Director

/s/ Tim W. Kizer
Tim W. Kizer	Director	February 9, 2009

/s/ Peter S. Lau
Peter S. Lau	Director	February 9, 2009